

November 25, 2013

Via E-mail
Mr. Alex McAulay
Chief Financial Officer, Treasurer and Director
Naked Brand Group Inc.
#2-34346 Manufacturer's Way
Abbotsford, British Columbia, Canada V2S 7M1

> **Re:** **Naked Brand Group Inc.**
> **Registration Statement on Form S-1**
> **Response dated November 14, 2013**
> **File No. 333-191681**

Dear Mr. McAulay:

We have reviewed your supplemental response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please add the date and file number on registration statement cover page.

Risks Related to the Offering, page 12

2. We note your response to comment 4 of our letter dated November 5, 2013. Please revise to further provide an illustration of the dilutive effect you reference in your revised disclosure on page 13.

Securities Purchase Agreement with Lincoln Park Capital Fund, LLC, page 14

3. We note your response to comment 6 of our letter dated November 5, 2013. Please clarify why you have chosen to register the amount of 8,599,500 shares rather than the

entire amount of shares that could be issued to Lincoln Park under the Purchase Agreement.

Dilution, page 17

4. We note your response to comment 1 of our letter dated November 5, 2013. Please revise as follows:

- Because the transaction being registered is an indirect primary offering and Lincoln Park is an underwriter, please revise the increase in net tangible book value per share attributable to the offering to reflect the total amount of cash that the company can receive from Lincoln Park based on the amount of shares being registered at a recent share price. Also revise the third paragraph accordingly.
  .
- Disclose that because the price the public will pay for the shares sold by Lincoln Park will likely be higher than the price Lincoln Park paid for the shares, the amount of dilution to the public shareholders may be significantly higher.

Plan of Distribution, page 22

5. Because Lincoln Park's obligations under the Purchase Agreement are not transferable or assignable, please delete the words "and any of their pledgees, assignees and successors-in-interest" in the first sentence of the first paragraph.

Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Virgil Hlus, Esq.
        Clark Wilson LLP